ASGI AURORA OPPORTUNITIES FUND, LLC
AMENDMENT NO. 1 TO SUB-ADVISORY AGREEMENT

      This amendment dated as of the 25th day of July, 2012 (herein called "this Amendment") to the Sub-Advisory Agreement dated December 21, 2010 (the "Sub-Advisory Agreement") between ASGI Aurora Opportunities Fund, LLC, a Delaware limited liability company (the "Fund"), Alternative Strategies Group, Inc., a North Carolina corporation (the "Adviser"), and Aurora Investment Management L.L.C., a Delaware limited liability company (the "Sub- adviser"), is hereby made and executed by the undersigned. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Sub-Advisory Agreement.

WHEREAS, the parties have agreed to amend the Sub-Advisory
Agreement as set forth
herein.

      NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration (the receipt and sufficiency of which are hereby irrevocably acknowledged), the parties hereby agree as follows:

      1. Section 3 of the Sub-Advisory Agreement is hereby amended by deleting it in its entirety and replacing it with the following:


3. Compensation of the Sub-adviser.

      a. In full consideration of the services rendered pursuant to this Agreement, the Adviser will pay the Sub-adviser, from the fees received by the Adviser from the Fund in respect of the period in question and attributable to assets of the Fund for which the Sub-adviser is providing services hereunder, a fee at the annual rate of 0.625% of the Fund's net asset value, calculated on the same basis as the management fee received by the Adviser from the Fund. Such fee shall be paid to the Sub-adviser within 30 days of receipt by the Adviser of its management fee from the Fund. If the Sub-adviser shall serve for less than the whole of any calendar month, the foregoing compensation shall be prorated.

      b. To the extent the Adviser serves as the investment adviser to any other registered investment company that employs a hedge fund of funds strategy ("Other Investment Company"): (1) the Adviser shall notify the Sub-adviser of the management fee that it will receive from such Other
Investment Company; and (2) if the Other Investment Company
(i) is subject to a management fee structure that is identical to or higher than the fee structure applicable to the Fund, and (ii) with respect to which the Adviser (and/or its affiliates) receive advisory fees that, after deducting any fees paid to a sub-adviser of such Other Investment Company, are lower than an annual rate of 0.625% of such Other Investment Company's net asset value, the Adviser shall increase the Sub-adviser's compensation pursuant to this Agreement by an amount equal to the difference between (a) the annual fee rate the Adviser (and/or its affiliates) receives from the Fund after deduction of the Sub-adviser's fee and
(b) the annual fee rate the Adviser (and/or its affiliates) receives from the Other Investment Company after deducting the applicable sub-adviser's fee. Notwithstanding the foregoing, in no event shall the Adviser pay to the Sub-adviser a management fee in excess of an annual rate of 0.75% of the Fund's net asset value under this Section 3(b), calculated on the same basis as the management fee received by the Adviser from the Fund. In no circumstances shall this provision serve to increase the management fee paid by the Fund to the Adviser.

      2. The effective date of this Amendment shall be the later of (i) January 1, 2013 or (ii) the date as of which the Fund elects to be treated as a corporation for federal income tax purposes.



            IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.



ASGI AURORA OPPORTUNITIES FUND,
LLC By: /s/ Adam Taback
Name: Adam Taback
Title: President


ALTERNATIVE STRATEGIES GROUP,
INC. By: /s/ Adam Taback
Name: Adam Taback
Title: President


AURORA INVESTMENT MANAGMENT
L.L.C. By: /s/Scott Craven Jones
Name: Scott Craven
Jones
Title: Chief Operating
Officer and
   Chief Financial
Officer